Alibaba Group Holding Limited

c/o Alibaba Group Services Limited

26/F Tower One, Times Square

1 Matheson Street

Causeway Bay

Hong Kong

June 15, 2017

VIA EDGAR

United States Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549-7010

Re:	Notice of Disclosure Filed in the Annual Report on Form 20-F under Section 219 of the Iran Threat Reduction and Syria Human Rights Act of 2012 and Section 13(r) of the Exchange Act

Ladies and Gentlemen:

Pursuant to Section 219 of the Iran Threat Reduction and Syria Human Rights Act of 2012 and Section 13(r) of the Securities Exchange Act of 1934, notice is hereby provided that Alibaba Group Holding Limited has made disclosure pursuant to those provisions in its Annual Report on Form 20-F for the fiscal year ended March 31, 2017, which was filed with the Securities and Exchange Commission on June 15, 2017.

Respectfully submitted,

ALIBABA GROUP HOLDING LIMITED

By:	/s/ Timothy A. Steinert
Timothy A. Steinert
Secretary and General Counsel